MONTHLY REPORT - JUNE, 2005
                              Global Macro Trust
                 The net asset value of a unit as of June 30, 2005
                 was $  895.94, up  4.3% from   $ 858.60 per unit
                              as of May 31, 2005.

                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (434,389.308      $   3,927,901     369,038,748     372,966,649
   units) at May 31, 2005
Addition of 5,744.764 units on                0       4,932,458       4,932,458
   June 1, 2005
Redemption of 13,856.626 units on            (0)    (12,414,706)    (12,414,706)
   June 30, 2005
Net Income (Loss) - June, 2005          193,567      16,332,834      16,526,401
                                    -----------  --------------  --------------
Net Asset Value at June 30, 2005  $   4,121,468     377,889,334     382,010,802
                                    ===========  ==============  ==============
Net Asset Value per Unit at June
   30, 2005 (426,378.469 units
   inclusive of 101.023
   additional units.)                            $       895.94


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $(1,058,908)    (21,326,213)

      Change in unrealized gain (loss) on open       19,307,345       5,774,585
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (209,067)       (165,950)


   Interest income                                      910,230       4,831,713

   Foreign exchange gain (loss) on margin               (60,212)       (266,113)
      deposits

Total: Income                                        18,889,388     (11,151,978)

Expenses:
   Brokerage commissions                              2,223,293      13,122,130

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               139,694         769,725


Total: Expenses                                       2,362,987      13,891,855

Net Income (Loss) - June, 2005                     $ 16,526,401     (25,043,833)



* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust




                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554

                                        July 7, 2005


Dear Investor:

Global Macro Trust ("Trust") was up 4.35% for June. Year-to-date the Trust is down 6.17%.

The Trust registered an appreciable gain during June. Trading in financial (interest rate, currency, and stock index) and energy markets was profitable, while trading in metals and agricultural commodities was unprofitable.

Long positions in European, British, Japanese and Canadian note and bond futures, as well as in short-term interest rate futures, were broadly profitable. Continuing sluggish growth on the Continent, signs of slowing growth in the U.K., and even some reduction in China's still strong expansion encouraged purchasers of fixed income futures. Moreover, inflation worldwide, both actual and expected, appears well contained due in large part to the seemingly endless supply of cheap productive labor available in China, India, Eastern Europe and other emerging nations.

In currency trading, short euro positions relative to the currencies of Canada, Great Britain, Norway and Poland were profitable. Unfavorable short-term interest rate differentials and increasing concerns about Continental Europe's tepid growth prospects undermined the euro. On the other hand, a long euro/short Swedish krona trade produced a gain as the Swedish Riksbank cut its official interest rate below that of the European Central Bank. Short Japanese yen positions against the Australian, Canadian and British currencies were also quite profitable. Here too it appears that interest rate differentials and relative growth contributed to the yen's weakness. Meanwhile, trading of dollar positions was only marginally profitable. Long dollar positions against a number of European currencies and the yen produced gains, as did a short dollar position against the Brazilian real. However, short dollar positions relative to the Korean, Australian and New Zealand units and a long dollar position versus the South African rand were not profitable. Long positions in European, Asian, Australian and South African stock index futures were quite profitable in June. Meanwhile, trading of U.S. equity futures generated a marginal loss.

Energy prices advanced during the month led by a climb to record levels in crude oil prices. As a result, long positions in crude oil and oil products were broadly profitable. A short natural gas position was unprofitable, however.

Metals prices were mixed during the month. Worries about slowing growth seemed to weigh on the markets. Long positions in zinc, lead, nickel and silver showed losses that outweighed gains from long copper, gold and platinum positions.

In agricultural trading, long positions in the soy complex and in coffee resulted in losses when improved weather news generated price declines. In addition, short sugar, cocoa and cotton positions were slightly unprofitable.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman